January 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Claudia Rios, Office of Energy & Transportation
Irene Barberena-Meissner, Office of Energy & Transportation

Re:	Atlas Critical Minerals Corporation
Registration Statement on Form F-1 Filed September 15, 2025 File No. 333-290242 Acceleration Request Requested Date: January 8, 2026 Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlas Critical Minerals Corporation (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-1 (File No. 333-290242) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, unless the Registrant or its counsel requests via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission that the Registration Statement be declared effective as such other time.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Era Anagnosti of DLA Piper LLP (US) at (202) 799-4087. Thank you for your assistance.

Very truly yours,

Atlas Critical Minerals Corporation

/s/ Marc Fogassa
Marc Fogassa
Chief Executive Officer

cc:	Era Anagnosti (DLA Piper LLP (US))